Exhibit 3
                                                                       ---------


                              WPP GROUP plc ("WPP")


WPP announces that on 23 November 2007 it acquired 195,042 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 587.927275p per share.